United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-26993

EVERTRUST FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

2707 Colby Avenue, Suite 600
Everett, Washington 98201
(425) 258-3645

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [x] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [x] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, EverTrust Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 27, 2004	EVERTRUST FINANCIAL GROUP, INC. By: /s/ Daniel R. Stolzer Name: Daniel R. Stolzer Title: Secretary